Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2008	2007	2006	2005
		(In thousands, except coverage ratio)
Earning (loss) before income taxes	$(391,204)	$84,421	$340,503	$317,153	$201,049
Add:
Interest expense	121,321	102,202	53,843	2,167	6,578
Amortization of loan fees	6,870	4,789	1,912	500	2,113
Amortization of capitalized interest	1,326	364	78	47	—
Interest component of rental expense (1)	6,130	6,084	3,929	231	51

Earnings (loss) as adjusted	$(255,557)	$197,860	$400,265	$320,098	$209,791

Fixed charges
Interest expense	$121,321	$102,202	$53,843	$2,167	$6,578
Amortization of loan fees	6,870	4,789	1,912	500	2,113
Capitalized interest	6,416	9,935	5,844	45	1,277
Interest component of rental expense (1)	6,130	6,084	3,929	231	51

Fixed charges	$140,737	$123,010	$65,528	$2,943	$10,019

Ratio of earnings to fixed charges	—	1.61	6.11	108.77	20.94

Coverage deficiency (2)	$396,294	$—	$—	$—	$—

(1)	Interest component of rental expense estimated based upon present value of lease payments over average weighted terms. The increase in 2007 is directly attributable to the acquisition of Giant Industries, Inc.

(2)	Absent non-cash charges for asset impairments of $352,340 that occurred during the year ended December 31, 2009, the coverage deficiency would have been $43,954.